FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of October 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 11, 2006 announcing that Registrant is supplying a SkyEdge broadband satellite hub station and VSATs to Teleport-Services, a Russian satellite services operator.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated October 11, 2006

Russia’s Teleport-Services selects Gilat’s SkyEdge broadband satellite network to expand distance-learning network for major university system

– SkyEdge network will power distance learning, video conferencing and Internet access –

Petah Tikva, Israel, October 11, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), today announced that it is supplying a SkyEdge broadband satellite hub station and VSATs to Teleport-Services, a Russian satellite services operator.

Teleport-Services will use the SkyEdge network to expand an interactive distance-learning network for the Modern University for the Humanities (MUH), an institution with which it is affiliated. In addition to serving 300 sites for MUH, Teleport-Services will use the VSAT network to serve businesses and government agencies in remote regions of eastern Russia, where terrestrial connectivity options are either unavailable or unreliable. Teleport-Services’ clients will use the VSAT connectivity for Internet access, distance learning, video conferencing and other interactive data applications.

“Our evaluation of proposals from several VSAT suppliers concluded that Gilat’s SkyEdge is the ideal solution to meet our expanding business challenges,” said Teleport-Services Technical Director Kramar Vitaly. “Gilat’s solution combines advanced technology, ultimate reliability and dedicated customer support. SkyEdge will enable us to provide the greatest possible variety of services to the Russian market, in the most cost-effective manner possible.”

Arie Rozichner, Regional Vice President of Sales, EurAsia, said, “We are grateful for the opportunity to help Teleport-Services provide dependable communications services to businesses and institutions in some of Russia’s most remote areas; and also contribute to improving the quality of life of the country’s citizens. We expect this new contract award will be the beginning of a long and successful business relationship.”

Gilat’s SkyEdge is a satellite communications platform that delivers high-end voice, data and video services over a single, powerful system. It represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Teleport-Services

Founded in 2006, Teleport-Services is a satellite operator offering the latest satellite communications products to end-users and satellite service providers throughout Russia and selected CIS countries. The Company is licensed to serve more than 70 federal districts throughout Russia. Teleport-Services leases significant capacity on Russian Satellite Communications Company’s Express AM-2 satellite, which covers all of Russia and some CIS countries. Teleport-Services is capable of providing a wide range of VSAT networking products and services to meet the needs of the region’s most important industries and institutions. For more information, please visit www.teleport-service.ru.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com